February 19, 2019

Jim Segermark
Chief Financial Officer
InSitu Biologics, Inc
2155 Woodlane Drive, Suite 102
Woodbury, MN 55125

       Re: InSitu Biologics, Inc
           Form 1-A POS filed January 4, 2019
           File No. 024-10845

Dear Mr. Segermark:

       We have reviewed your amendment and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed January 4, 2019

Part II and III
Unaudited Financial Statements, page F-1

1. Please amend your Form 1-A POS to provide the financial statements in accordance with the instructions in Part F/S of the form. In addition, please ensure that you have included the necessary audit opinion and consent.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.
 Jim Segermark
InSitu Biologics, Inc
February 19, 2019
Page 2




FirstName LastNameJim Segermark      Sincerely,
Comapany NameInSitu Biologics, Inc
                                     Division of Corporation Finance
February 19, 2019 Page 2             Office of Healthcare & Insurance
FirstName LastName